DNA PRECIOUS METALS, INC.
(Stationary)

July 13, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:	DNA Precious Metals, Inc.
Amendment No. 8  to Registration Statement on Form S-1
Filed  June 27, 2012
File No. 333-178624

Dear Sir/Madam:

REQUEST FOR ACCELERATION:

In accordance with Rules 460 and 461 promulgated pursuant to the Securities Act of 1933, as amended, DNA Precious Metals, Inc. is hereby requesting that the Company's Registration Statement on Form S-1,  as amended, referenced above, be made effective on   July 16, 2012, at 4:00 p.m. ,   or as soon thereafter as may be practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/James Chandik
James Chandik, president